OPERATING AGREEMENT

of

KALIIN, LLC
(a Tennessee limited liability company)

dated as of February 14, 2017

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

Section   Page

OPERATING AGREEMENT
of
KALIIN, LLC
(a Tennessee limited liability company)

* * * * * * * * * *

THIS OPERATING AGREEMENT of KALIIN, LLC, a Tennessee limited liability company (the "**Company**") is entered into as of February 14, 2017 (the "**Effective Date**"), by and among the Company and RICHARD GROVER, a resident of the State of Tennessee (the "**Initial Member**") identified as a Member on <u>Schedule I</u> as of the date hereof and each Person who may hereafter become a Member or parties hereto as provided herein (the "**Members**").

RECITALS

A.   The Initial Member caused the Company to be formed as a member-managed limited liability company under the Act as provided in Section 2.1.

B.   The Members desire to regulate the Company's affairs and the conduct of its business, govern relations among Members, and limit the manner by which and the terms on which Membership Interests may be Transferred on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of all of which are acknowledged, the parties, intending to be bound, agree:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 *Defined Terms.* (a) As used in this Agreement, the following capitalized words and phrases have the meaning provided in this subsection:

"**Act**" means the Tennessee Revised Limited Liability Company Act, codified at Tennessee Code Annotated Sections 48-249-101 *et seq.*, as amended from time to time, and any corresponding provisions of any successor legislation.

"**Adjusted Capital Account Deficit**" means, with respect to any Member or Assignee, the deficit balance, if any, in such Member's or Assignee's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

> (i) crediting to such Capital Account any amount that such Member or Assignee is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith

"**Affiliate**" of any Person means any other Person Controlling, Controlled by, or under common Control with such Person.

"**Agreement**" means this Operating Agreement, as modified, amended, supplemented, or restated from time to time.

"**Articles**" means the Articles of Organization of the Company filed with the Secretary of State, as amended from time to time.

"**Assignee**" means a Person acquiring a Unit or Units or any interest therein who does not become a Member.

"**Bankruptcy**" of a Person means: (i) the commencement by that Person of a voluntary proceeding under the Bankruptcy Act or any other similar federal or state Law or any other proceeding to be adjudicated as bankrupt or insolvent; (ii) the consent or acquiescence (whether by action or inaction) by that Person to the commencement of any bankruptcy or insolvency proceeding against him or to the entry of a decree or order for relief for him in any involuntary proceeding under the Bankruptcy Act or any other similar federal or state Law; (iii) the filing by that Person of a petition or answer seeking for himself, or consenting for himself to, a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any applicable federal or state Law, or his consent to filing such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, trustee, or similar official for himself or for all or any substantial part of his properties; (iv) the making by that Person of an assignment for the benefit of creditors; (v) the written admission by that Person of his inability to pay his debts generally as they become due; (vi) the commencement against that Person of any proceeding seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any federal or state Law and (A) the expiration of 120 days without dismissal thereof or (B) regarding which, without his consent or acquiescence, the appointment of a custodian, receiver, liquidator, trustee, or similar official for him or for all or any substantial part of his properties and the expiration of 90 days without such appointment having been vacated or stayed; or (vii) the entry of a decree or order for relief regarding that Person or the declaration of his insolvency in any involuntary proceeding under the Bankruptcy Act or any other similar federal or state Law.

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(i)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross fair market value of such Company asset as of the date of such contribution;

(ii)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross fair market value as of the date of such distribution;

(iii)   the Book Value of all Company assets may, in the discretion of the Managing Member, be adjusted to equal their respective fair market values as determined by the Managing Member, upon the occurrence of the following events:

(A)   the acquisition of additional Membership Interests in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(B)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; or

(C) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g).

(iv)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (iv) to the extent that an adjustment pursuant to paragraph (iii) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (iv); and

(v)   if the Book Value of a Company asset has been determined pursuant to paragraph (i) or adjusted pursuant to paragraphs (iii) or (iv) above, such Book Value shall thereafter be adjusted to reflect the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Business Day" means any day except a Saturday, Sunday, or other day on which commercial banks in the State of Tennessee are authorized by law to close.

"Capital Contribution" of a Member means the money and initial fair market value of any property other than money (net of liabilities secured by the contributed property the Company is deemed to assume or take subject to under Code Section 752) the Member contributes to the Company regarding his Membership Interest. Any reference in this Agreement to a Member's Capital Contribution includes the Capital Contribution(s) of his predecessors in interest.

"Code" means the Internal Revenue Code of 1986.

"Company" means the limited liability company organized under the Articles and governed by this Agreement.

"Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"**Company Securities**" means (i) the Units, (ii) securities convertible into or exercisable or exchangeable for Units, and (iii) any options, warrants, or other rights to acquire Units or any other Equity Interests issued by the Company.

"**Contract**" means any contract, agreement, arrangement, or understanding, whether or not written.

"**Control**," including the correlative terms "**Controlling**," "**Controlled by**," and "**under common Control with**," means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of the management or policies (whether through ownership of voting securities, by Contract, or otherwise) of a Person.

"**Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Managing Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Equity Interest**" means, for a Person that is not a natural person, all shares, interests, rights to purchase, warrants, options, participations, or other equivalents of or interest in (however designated) equity of the Person, including any common stock, preferred stock, limited or general partnership interests, and limited liability company interests, whether voting or nonvoting.

"**Financial Rights**" means a Member's or Assignee's rights to share in allocations of Profits and Losses and to receive interim and liquidating distributions of money and other property from the Company regarding his Units to the extent and in the manner provided herein.

"**Fiscal Year**" means the twelve-month period designated as the Company's annual accounting period under Section 9.3.

"**Governance Rights**" means a Member's rights (i) to vote on, consent to, dissent from, or otherwise participate in any decision or action of or by Members to the extent and in the manner provided in the Act and in this Agreement, and (ii) to possess or enjoy all other rights and benefits (except Financial Rights) to which a Member may be entitled under this Agreement.

"**Governing Documents**" means: (i) in the case of a corporation, its articles or certificate of incorporation or charter and bylaws; (ii) in the case of a partnership, its partnership agreement and, if the partnership is a limited partnership, its certificate of limited partnership; (iii) in the case of a limited liability company, its certificate of formation or articles of organization and its limited liability company or operating agreement; (iv) in the case of any other Person that is not a natural person, any charter or similar document adopted or filed with the creation, formation, or organization of such Person; and (v) any amendment or supplement to, or modification or restatement of, any of the foregoing.

"**Governmental Authority**" means any federal, state, local, municipal, or foreign government, authority, agency, quasi-governmental, or regulatory authority, court, or other body or entity, and any arbitrator or other Person having authority to bind a party at law.

"**Initial Capital Contribution**" of a Member means the dollar amount initially contributed by or for the account of the Member to the Company regarding his Membership Interest.

"**Law**" means any applicable constitutional provision, statute, act (including the Act), code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a Governmental Authority.

"**Majority (or other specified percentage) in Interest of the Members (or a specified group of Members)**" means, as of any date of determination, Members (or a specified group of Members) entitled to vote who then hold collectively over fifty percent (50%) (or such other specified percentage) of the Percentage Interests of all Members (or by all Members of such specified group) then entitled to vote.

"**Managing Member**" means the Member responsible for the daily operations of the Company. Managing Member is designated to be Richard George Grover. In the event he is unable to perform these duties, VaranIDEA, LLC will assign a new Managing Member.

"**Member**" means the Initial Member and any Person hereafter becoming a member of the Company under this Agreement, but such term does not include any Person who has ceased to be a member of the Company.

"**Member Nonrecourse Debt**" has the meaning set forth for "partner nonrecourse debt" in Treasury Regulations Section 1.704-2(b)(4).

"**Member Nonrecourse Debt Minimum Gain**" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704-2(i).

"**Member Nonrecourse Deductions**" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i).

"**Membership Interest**" means a Member's entire interest in the Company, including (i) his Financial Rights and Governance Rights and his right to Transfer his Financial Rights and Governance Rights in the manner and to the extent provided in this Agreement, and (ii) his obligations to comply with all of the terms and conditions of this Agreement. Membership Interests will be expressed as a number of Units.

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Percentage Interest**" means, with respect to a Member or Assignee, at any time, the percentage equivalent derived from a fraction (i) the numerator of which is the number of Units held by such Member or Assignee at such time and (ii) the denominator of which is the aggregate number of Units held by all such Members and Assignees at such time, in each case as reflected in the books and records of the Company.

"**Person**" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee, executor, administrator, nominee, or entity in a representative capacity and any Governmental Authority.

"**Personal Representative**" means the executor, administrator, guardian, or other personal representative of a natural person who has died or become subject to disability, or any successor or assignee thereof whether by operation of law or otherwise, but such term does not include a Person acting or appointed as a custodian, receiver, liquidator, trustee, or similar official for a Member in that Member's Bankruptcy.

"**Priority Return Base**" means, on any date, the excess, if any, of (i) a Member's aggregate Capital Contributions as of such date, over the aggregate distributions to such Member pursuant to 6.1(a) as of such date.

"**Profits**" and "**Losses**" means, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such Fiscal Year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(ii)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(iii)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(iv)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(v)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(vi)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining

Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Secretary of State**" means the Secretary of State of the State of Tennessee.

"**Securities Act**" means the Securities Act of 1933 and the rules and regulations issued thereunder.

"**Tax Matters Member**" means a Member designated by the Members under Section 9.8 to act as the Company's "tax matters partner" within the meaning of Code Section 6231(a)(7).

"**Transfer**" means, for any Company Securities, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate, convey in trust, transfer by gift, bequeath, or otherwise transfer such Company Securities or any participation or interest therein, whether directly or indirectly or voluntarily or involuntarily, or agree or commit to do any of the foregoing, and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, conveyance in trust, gift, bequest, or other transfer of such Company Securities or any participation or interest therein, or any agreement or commitment to do any of the foregoing.

"**Treasury Regulations**" or "**Treas. Regs.**" mean the regulations promulgated by the United States Department of the Treasury under the Code.

"**UCC**" means the Uniform Commercial Code in effect from time to time in the State of Tennessee.

"**Unit**" means a measure representing a fractional, undivided share of each Member's or Assignee's Membership Interest. The number of Units outstanding and the holders thereof are listed on Schedule I, as it may be amended from time to time under this Agreement.

(b) The following capitalized words have the meanings given to them in the Sections listed opposite such words:

Term	*Section*
Addendum	3.1
Capital Account	5.4
Dissolution Event	10.1(a)
Drag-along Member	4.5
Drag-along Notice	4.5(b)
Drag-along Sale	4.5

Term	*Section*
Dragging Member	4.5
Effective Date	Preamble
First Offer	Preamble
Initial Member	Preamble
Managing Member	4.4(b)
Offerees	7.1

Offer Notice	4.4(b)
Offer Period	4.4(b)
Offer Price	4.4(c)
Offered Units	4.4(a)
Offering Member	4.4
Proceeding	4.4
Purchaser	8.2
Purchase Offer	4.4(a)
Regulatory Allocations	4.4(a)
Selling Member	4.6
Tag-along Exercise Notice	4.6(c)
Tag-along Member	4.6
Tag-along Period	4.6(c)
Tag-along Sale	4.6
Tag-along Sale Notice	4.6(b)
Transferee	6.3(e)
Transferor	4.2(b)

1.2 *Rules of Construction*. For purposes of this Agreement, unless the context otherwise requires: (i) the words "this Agreement," "hereof," "herein," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) references to any Article, Section, Schedule, or Exhibit are references to Articles, Sections, Schedules, and Exhibits in or to this Agreement, and references to any subsection, paragraph, clause, or other subdivision within any Section or definition refer to such subsection, paragraph, clause, or other subdivision of such Section or definition; (iii) all Schedules and Exhibits annexed or to be annexed hereto, and all other agreements and instruments referred to herein, are incorporated by reference into this Agreement as fully as if copied herein verbatim; (iv) the words "include," "includes," and "including" will be construed to be expansive rather than limiting and mean "including, without limitation,"; (v) references to any Law refer to that Law as amended from time to time and include any successor Law; (vi) references to any Person include that Person's successors and assigns unless otherwise provided; (vii) descriptive headings of Articles and Sections herein, and the Table of Contents annexed hereto, are inserted or annexed for reference only and will not otherwise affect the meaning, construction, interpretation, or effect of any provision hereof; (viii) the masculine, feminine, or neuter gender and the singular or plural number will be deemed to include the others whenever the context so requires; and (ix) "Dollars" and "$" mean lawful currency of the United States of America.

1.3 *Times of Day; Dates for Performance*. Unless otherwise specified, all references herein to times of day mean Eastern Time (daylight or standard, as applicable). If a period expires on a day that is not a Business Day or the terms of this Agreement require an event or condition to occur or be fulfilled on a day that is not a Business Day, that period will expire or such event or condition will occur or be fulfilled, as applicable, on the next succeeding Business Day.

ARTICLE 2
GENERAL PROVISIONS

2.1 *Formation*. The Company was formed as a limited liability company under the Act on February 14, 2017, upon filing the Articles with the Secretary of State by Cheyenne Moseley, who was and is declared an "authorized person" under the Act and whose filing of the Articles on the Company's behalf is ratified and affirmed. The Members agree to operate the Company for the purposes specified in Section 2.5 and to determine their rights, powers, and obligations regarding the Company under this Agreement and, except as otherwise provided herein, the Act. This Agreement will control to the fullest extent permitted by the Act if any conflict arises between the provisions hereof and the Act.

2.2 *Name*. The Company's name is KALiiN, LLC, and all Company business will be conducted in that name or such other name or names that comply with applicable Law which the Members designate from time to time under this Agreement.

2.3 *Registered Office and Agent*. The Company will maintain a registered office in the State of Tennessee and a registered agent at that office, which office and agent will be the location and Person designated in the Articles unless the Managing Member designates a different registered office or registered agent for the Company in such State under the Act.

2.4 *Principal Office; Other Offices*. The principal office of the Company shall be at such place, within or without the State of Tennessee, as the Managing Member shall designate from time to time. The Company may also have offices at such other places of business, within or without the State of Tennessee, as the Managing Member may designate from time to time or as the Company's business may require.

2.5 *Purposes and Powers*. The objects and purposes for which the Company has been organized are: (a) for the development of technology and application solutions; (b) subject to Section 7.2(xii), to engage in any lawful business or activity the Members may approve from time to time and for which a limited liability company may be organized under the Act; and (c)to engage in all lawful activities and transactions that are necessary, convenient, or incidental to the foregoing. The Company will have the power to perform all acts necessary or convenient for the conduct, promotion, or attainment of its business or purposes and will have, without limitation, all powers enumerated in the Act as examples of limited liability company powers.

2.6 *Term*. The Company will have perpetual existence until it dissolves, winds up its business and affairs, and terminates under the Act and Article 10.

2.7 *Title to Company Assets*. The Company will be the sole owner of its assets, and all of the Company's assets will be recorded as the Company's property on its books and records and not in the name of any Member or other Person.

2.8 *Member Information*. The Company will list on Schedule I and keep on file at its principal office the name and mailing address of, and the number of Units held by, each Member. The Managing Member will have the power and authority to modify Schedule I from time to time, but only to the extent necessary to reflect accurately the information contained therein, including the admission of new Members, the withdrawal of Members, changes in Members' mailing addresses, issuances of new Units, and Transfers of outstanding Units under this Agreement, and such modifications will not constitute amendments to this Agreement requiring the Members' consent. Any such modification will state the date as of which the modification is effective, and the Company will deliver a copy of the modified Schedule I to each Member promptly after its adoption.

ARTICLE 3
MEMBERS; MEMBERSHIP INTERESTS

3.1 *Initial Member*. The Initial Member shall become a Member as of the Effective Date upon his execution of this Agreement thereof and delivery of his Initial Capital Contribution to the Company pursuant to Section 5.1.

3.2 *Admission of New Members*. Subject to Section 7.2(i), after the Effective Date, the Company may admit new Members from time to time in connection with the issuance of additional Units in accordance with Section 3.4. In order for any Person to be admitted as a new Member of the Company in connection with the issuance of additional Units, such Person must: (a) execute and deliver to the Company a counterpart to this Agreement substantially in the form of Exhibit A hereto (an **"Addendum"**); (b) make or cause there to be made on his behalf an Initial Capital Contribution to the Company as determined by the Members; (c) pay or reimburse the Company for all fees and expenses (including reasonable legal and accounting fees) the Company incurs in connection with his admission as a Member; and (d) become listed as a Member on Schedule I pursuant to an amendment thereof.

3.3 *Membership Interests*. Membership Interests are personal property for all purposes. Membership Interests shall be represented by Units, which may be divided into one or more types, classes, or series, each of which shall have the powers, preferences, rights, and privileges and be subject to the restrictions, qualifications, and limitations specified herein. The Company's initial capital structure will consist of one class of Units, which will be issued to the Initial Member under Section 5.1. The Company will not certificate Membership Interests but will record them in its books and records.

3.4 *Issuance of Additional Units*. Subject to Section 3.2 and Section 7.2(i), the Company may issue additional Membership Interests from time to time in Units, or any class or series thereof, in each case having the designations, preferences, rights, powers, and privileges, and subject to vesting, repurchase, and other restrictions, qualifications and limitations, as the Managing Member determines, and the Managing Member will have the power and authority to take all actions necessary or appropriate to issue any new Units and fix the designations, preferences, rights, powers, and privileges and the vesting, repurchase, and other restrictions, qualifications, and limitations thereof, including amending this Agreement in any manner the Managing Member deems necessary to provide for each such issuance and to admit additional Members in connection therewith.

3.5 *Rights of Assignees*. A Person acquiring Units who does not become a Member will be an Assignee of the Units. An Assignee will be subject to the restrictions on Transfer of the Units to the same extent as if he were a Member but an Assignee may only exercise Financial Rights associated with the Units, and will have no other rights, powers, or privileges as a Member, including any Governance Rights and, to the fullest extent permitted by the Act and other applicable Law, any right (i) to receive notice of or to attend or otherwise participate in or observe any meeting of Members, (ii) to receive information relating to the Company or its business or affairs (other than Schedule K-1s for his Units under Section 9.5), and (iii) to inspect or copy any of the Company's books and records. Until an Assignee becomes a Member, the Transferor of the Units acquired by the Assignee will continue to exercise all Governance Rights associated with such Units.

3.6 *Withdrawal; Expulsion*. Except to the extent provided in this Agreement, no Member may withdraw from the Company before the dissolution and winding up of the Company without the prior consent of a Majority in Interest of the other Members. No Member may be expelled or removed from the Company except as provided in this Agreement.

3.7 *Liability to Third Parties*. No Member, as such, will have any personal obligation for the Company's acts, debts, liabilities, or obligations, whether arising in contract, tort, or otherwise, except as required by the Act or any other applicable Law.

3.8 *No Individual Authority*. No Member or Assignee will be an agent of the Company solely because of his status as a Member and, except for certain consent or approval requirements provided in this Agreement, no Member, as such, will have any management power over the Company's business and affairs or actual or apparent authority to enter into Contracts on behalf of, or to otherwise bind, the Company or any other Member.

3.9   *Meetings of Members*.

(a)   *Meetings*. Meetings of the Members may be called for any purpose by the Managing Member or by a Majority in Interest of the Members.

(b)   *Notice of Meetings*. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) Business Days nor more than two (2) months before the date of the meeting to each Member entitled to vote by or at the direction of the Person calling the meeting. The business conducted at any meeting need not be limited to the matters referenced in the notice of such meeting. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c)   *Place of Meetings; Telephonic Conference*. Meetings may be held at the Company's principal office in the State of Tennessee or at such other place within or without the State of Tennessee as the Person calling the meeting may designate in the notice calling the meeting. A meeting may take place by telephone conference call or any other form of electronic communication through which the Members participating may simultaneously hear each other. Such meeting shall be deemed to be held at the principal office of the Company or at the place properly named in the notice calling the meeting.

(d)   *Proxies*. At all meetings of Members, a Member may vote in person or by proxy executed in writing by a Member or by a duly authorized attorney-in-fact, to the extent permitted by the Act. Such proxy shall be filed with the minutes of Members' proceedings before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

3.10   *Voting; Required Vote for Member Action*. Unless this Agreement provides otherwise, each Member will have one vote for every Unit he owns on each matter on which Members may vote, approve, or consent under the Act or this Agreement. Unless the Act, the Articles, or this Agreement provides otherwise, the affirmative vote of a Majority in Interest of the Members will constitute the act of the Members.

3.11 *Action without a Meeting*. Any action permitted or required by Law, the Articles, or this Agreement to be taken by Members may be taken without a meeting, without prior notice, and without a vote by a written consent specifying the action so taken and signed by Members having not less than the minimum number of votes necessary to authorize or take such action. The writing or writings of Members who have consented to taking action without a meeting will be filed with the minutes of Members' proceedings, and the Managing Member will give prompt notice of the taking of such action by less than a unanimous written consent to those Members who have not consented in writing.

3.12 *Representations and Warranties*.

(a) Each Member represents and warrants to the Company and to the other Members that:

(i) he has the full power and authority to execute and deliver this Agreement and to perform his obligations hereunder, and his execution and delivery of this Agreement and performance of his obligations hereunder have been duly authorized by all necessary action;

(ii) he has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid, and binding obligation and is enforceable against him as provided in its terms, subject to (A) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other similar Laws from time to time in effect relating to or affecting the enforcement of creditors' rights and remedies and (B) general principles of equity;

(iii) his execution and delivery of, and performance of his obligations under, this Agreement do not and will not, with or without the giving of notice or the lapse of time, or both, (A) violate any provision of Law to which he is subject or by which he is bound or affected, or (B) violate or conflict with, or result in a breach or default under, any term or condition of its Governing Documents (if the Member is not a natural person) or any Contract to which he is a party or subject or by which he or his assets are bound or affected, or have an adverse effect on his ability to satisfy his obligations hereunder or under any such Contract;

(iv) he understands the offering and sale of Units have not been and will not be registered under the Securities Act and are being made in reliance upon U.S. federal and state exemptions for transactions not involving a public offering;

(v) he is acquiring his Units for his own account solely for investment and not with a view to resale or distribution thereof;

(vi) he recognizes no public market exists for the Units, acknowledges that no representation has been made that such a public market will exist at a future date, and understands that the Company has no obligation to register the Units or to assist him in complying with any exemption under the Securities Act if he should desire to Transfer his Units at a later date;

(vii) his financial condition is such that he can afford to bear the economic risk of holding Units for an indefinite period; he can afford to suffer a complete loss of his investment in Units; he understands and has carefully considered all risk factors related to his purchase of Units; and his knowledge and experience in financial and business matters are such that he can evaluate the merits and risks of purchasing Units; and

(viii) he has carefully considered and has, to the extent he believes necessary, discussed with legal, tax, accounting, and financial advisers the suitability of an investment in the Company in light of his particular tax and financial situation, and has determined that an investment in the Company is a suitable investment for him.

(b) The representations and warranties in Section 3.12(a) will survive the Members' execution and delivery of this Agreement and their withdrawal from the Company.

ARTICLE 4
TRANSFERS

4.1 *General Transfer Restrictions*. No Member or Assignee may Transfer Units or any interest therein except as provided in this Article 4. Any purported Transfer of Units in violation of this Agreement shall be null and void and of no effect. The Members agree that the restrictions on Transfers contained in this Agreement are fair and reasonable and in the best interests of the Company and the Members. If, however, the Company is required by the Act or other applicable Law (including any Bankruptcy Law or by a separation agreement or divorce, equitable or community or marital property distribution, judicial decree, or other court order concerning the division or partition of property between spouses), as determined by the Managing Member or a court of competent jurisdiction, to recognize an unauthorized Transfer of Units, the Transferee shall be deemed an Assignee of those Units and will have only the limited rights associated with those Units set forth under Section 3.5.

4.2 *Conditions to Permitted Transfers*. In addition to all other terms and conditions in this Agreement, no Transfer of Units or any interest therein will be complete or effective unless immediately before such Transfer:

(a) the Member or Assignee proposing to Transfer Units or any interest therein (a "**Transferor**") has delivered to the Managing Member and each other Member at least ten (10) Business Days' prior notice of the Transfer;

(b)   each Person acquiring a Transferor's Units or any interest therein (each, a **"Transferee"**), and the Transferor has delivered to the Managing Member and each other Member correct and complete copies of all instruments effecting the Transfer and such other certificates, instruments, and documents as the Managing Member or other Members may request;

(c)   all necessary third party consents to the Transfer have been obtained and are in full force and effect;

(d)   the Transfer complies with the Act, the Securities Act, and all applicable state securities or "blue sky" Laws;

(e)   the Transferee has paid all reasonable expenses incurred by the Company (including any legal and accounting fees) for the Transfer and has agreed in writing, satisfactory to the Members other than the Transferor, to assume all of the Transferor's obligations to the Company regarding the Units acquired by the Transferee (including the Transferor's obligation for any unpaid Capital Contributions);

(f)   no default in performing the Transferor's obligations hereunder has occurred and is continuing; and

(g)   the Transferee, if he is not already a party to this Agreement, has executed and delivered an Addendum to the Company.

A Member will cease to be a Member upon the Transfer of his entire Membership Interest, but such Member may continue to exercise Governance Rights associated with Units Transferred to an Assignee to the extent provided in Section 3.5.

4.3 *Permitted Transfers*. Subject to Section 4.2, a Member or Assignee may Transfer Units as provided in this Section.

(a)   Except as provided otherwise in the following provisions of this Section 4.3, no Member or Assignee may Transfer all or any portion of Units or any interest therein, without the prior consent of Members holding at least two-thirds ($^2/_3$) of the Percentage Interests of all Members, which the Members may grant or withhold in their sole discretion.

(b)   Any Member or Assignee may, without the consent of any other Member, freely Transfer all or any portion of Units or any interest therein to any other Member or to the Company.

(c)   Any Member or Assignee may Transfer all or any portion of his Units or any interest therein in accordance with the terms and procedures set forth in Sections 4.4, 4.5, and 4.6 below.

4.4 *Right of First Refusal.* Subject to the terms and conditions specified in this Section 4.4, no Member or Assignee shall Transfer all or any portion of Units (the "**Offered Units**") unless such Member or Assignee (the "**Offering Member**") first offers to sell such Offered Units in accordance with the following provisions of this Section 4.4.

(a) *Bona Fide Offer.* No Transfer may be made under this Section 4.4 unless the Offering Member has received a bona fide written offer (the "**Purchase Offer**") from a Person who is not an Affiliate of the Offering Member and who is financially capable of completing the Purchase Offer (the "**Purchaser**") to purchase the Offered Units for a purchase price (the "**Offer Price**") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which Purchase Offer shall be signed by the Purchaser and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period, as defined below. In addition to the foregoing, no Offering Member holding less than a Majority in Interest of the Percentage Interests of all Members may Transfer Units to a Purchaser under this Section 4.4 without obtaining the prior consent of at least a Majority in Interest of the other Members.

(b) *Notice of Offer.* Prior to making any Transfer under this Section 4.4, the Offering Member shall give written notice (the "**Offer Notice**") to the Company and each other Member, which shall include a copy of the Purchase Offer, offering (the "**First Offer**") to sell the Offered Units to the other Members (the "**Offerees**") for the Offer Price, payable according to the same terms as (or more favorable terms than) those contained in the Purchase Offer; *provided, however,* that the First Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Units) to be provided by the Purchaser for any deferred portion of the Offer Price.

(c) *First Offer Irrevocable.* The First Offer shall be irrevocable for a period (the "**Offer Period**") ending at 11:59 P.M., Eastern Time, on the ninetieth (90th) day following the date of the Offer Notice.

(d) *Acceptance of First Offer.* At any time during the first sixty (60) days of the Offer Period, any Offeree may accept the First Offer by delivering written notice of acceptance to the Offering Member and the Company to purchase such Offeree's pro rata portion of the Offered Units determined by dividing the number of Units owned by the accepting Offeree by the total number of Units owned by all other Offerees, excluding any Offeree who does not accept the First Offer (or as the Offerees themselves may otherwise determine). One or more Offerees must accept the First Offer to purchase all, but not less than all, of the Offered Units during the Offer Period, or else the First Offer shall be deemed to be rejected in its entirety. Nothing in this Section 4.4 shall compel the Offering Member to sell only a portion of the Offered Units.

(e) *Closing.* If the First Offer is accepted during the Offer Period, the closing of the sale of the Offered Units shall take place within thirty (30) days after the date the First Offer is accepted in its entirety or, if later, the date of closing set forth in the Purchase Offer. The Offering Member and all Offerees accepting the First Offer shall execute such documents and instruments as may be reasonably necessary or appropriate to affect the sale of the Offered Units pursuant to the terms of the First Offer and this Section 4.4.

(f) *Sale of Offered Interest Upon Rejection of First Offer*. If the First Offer is not accepted in the manner hereinabove provided, the Offering Member may sell the Offered Units to the Purchaser at any time within sixty (60) days after the last day of the Offer Period, *provided that* such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and that such sale complies with other terms, conditions, and restrictions of this Agreement that are applicable to Transfers of Units or portions thereof. In the event that the Offered Units are not sold in accordance with the terms of the preceding sentence, the Offered Units shall again become subject to all of the conditions of this Section 4.4.

4.5 *Drag-Along Rights*. If one or more Members (or their respective Affiliates) holding Units constituting more than 50% of the Percentage Interests of all Members (such Member or Members, the "**Dragging Member**") receives a bona fide written offer from a Person who is not an Affiliate of the Dragging Member to purchase, in one transaction or a series of related transactions, all of the Dragging Member's Units (a "**Drag-along Sale**"), the Dragging Member shall have the right, after complying with this Section 4.5, to require that each other Member or Assignee (each, a "**Drag-along Member**") participate in such sale in the manner set forth in Section 4.5.

(a) *Sale of Units*. Subject to compliance with Section 4.5(c), each Drag-along Member shall be obligated to sell all of the Units held by such Drag-along Member in the Dragalong Sale.

(b) *Notice*. The Dragging Member shall exercise its rights hereunder by delivering written notice (the "**Drag-along Notice**") to the Company and to each Drag-along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) Business Days prior to the close date of such Drag-along Sale. The Drag-along Notice shall include a copy of any form of agreement proposed in connection therewith and shall contain a specific reference to the Dragging Member's rights and obligations hereunder and shall describe in reasonable detail: (i) the name of the proposed purchaser; (ii) the proposed date, time and location of closing of the Drag-along Sale; (iii) the proposed amount of consideration and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof.

(c) *Conditions of Sale*. The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 4.5 are subject to the satisfaction of the following conditions:

(i) the consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit and the terms and conditions of such sale shall, except as otherwise provided in Section 4.5(c)(ii), be the same as those upon which the Dragging Member sells his Units;

(ii) if the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii) each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Dragging Member, the Drag-along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member (other than any indemnification obligation pertaining specifically to the Dragging Member or a Drag-along Member, which obligation shall be the sole obligation of such Dragging Member or Drag-along Member), in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(d) *Cooperation*. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, voting all Units in favor of the Drag-along Sale, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 4.5(c)(iii).

(e) *Expenses*. The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the purchasing party, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each Person; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(f) *Consummation of Sale*. The Dragging Member shall have sixty (60) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which 60- day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period, the Dragging Member has not completed the Drag-along Sale, the Dragging member may not then exercise his rights under this Section 4.5 without again fully complying with all provisions hereof.

4.6 *Tag-Along Rights*. Subject to Sections 4.4 and 4.5, if a Member (together with his Affiliates) holding Units constituting more than 51% of the Percentage Interests of all Members (the "**Selling Member**"), proposes to sell any of his Units to a Person who is not an Affiliate of the Selling Member, each other Member (each, a "**Tag-along Member**") shall be permitted to participate in such sale (a "**Tag-along Sale**") on the terms and conditions set forth in this Section 4.6.

(a) *Application of Transfer Restrictions*. The provisions of this Section 4.6 shall only apply to Transfers in which: (i) no Offeree has exercised his rights under Section 4.4; and (ii) the Selling Member cannot or has elected not to exercise his drag-along rights under Section 4.5.

(b) *Sale Notice*. Prior to consummation of a Tag-along Sale, and after satisfying the requirements of Section 4.4, the Selling Member shall deliver written notice (the "**Tag-along Sale Notice**") to the Company and to each Tag-along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Tag-along Sale and, in any event, no later than twenty (20) Business Days prior to the close date of such Tag-along Sale. The Tag-along Sale Notice shall include a copy of any form of agreement proposed in connection therewith and shall contain a specific reference to the Tag-along Member's rights hereunder and shall describe in reasonable detail: (i) the name of the proposed purchaser; (ii) the proposed date, time and location of closing of the Tag-along Sale; (iii) the proposed amount of consideration and the other material terms and conditions of the Tag-along Sale, including a description of any noncash consideration in sufficient detail to permit the valuation thereof.

(c) *Exercise of Tag-along Right.* Each Tag-along Member may exercise its right to participate in the Tag-along Sale by delivering written notice ("**Tag-along Exercise Notice**") to the Selling Member stating its election to do so and specifying the number of Units the Tag-along Member proposes to sell in the Tag-along Sale no more than ten (10) Business Days after receipt of the Tag-along Sale Notice ("**Tag-along Period**"). Each Tag-along Member's offer set forth in the Tag-along Exercise Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Member shall be bound and obligated to sell in the proposed sale on the terms and conditions set forth in this Section 4.6. Each Tag-along Member shall have the right to sell in a Tag-along Sale the number of Units equal to the product obtained by multiplying (x) the number of Units held by the Tag-along Member by (y) a fraction (A) the numerator of which is equal to the number of Units the Selling Member proposes to sell and (B) the denominator of which is equal to the number of Units then owned by the Selling Member.

(d) *Waiver.* Each Tag-along Member who does not elect to participate in a Tag-along Sale in accordance with Section 4.6(c) above shall be deemed to have waived all of such Tag-along Member's rights to participate in such sale, and the Selling Member shall (subject to the rights of any participating Tag-along Member) thereafter be free to sell to the proposed Transferee the Units identified in the Tag-along Sale Notice at a price that is no greater than the price set forth in the Tag-along Sale Notice and on terms and conditions that are not materially more favorable to the Selling Member than those set forth in the Tag-along Sale Notice, without any further obligation to the non-participating Tag-along Members.

(e) *Conditions of Sale.*

(i) Each Tag-along Member participating in the Tag-along Sale shall receive the same consideration per Unit after deduction of such member's proportionate share of the related expenses in accordance with Section 4.6(g) below.

(ii) Each Tag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Member, the Tag-along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided,* that all representations, warranties, covenants and indemnities shall be made by

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the Selling Member and each Tag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-along Member (other than any indemnification obligation pertaining specifically to the Selling Member or a Tagalong Member, which obligation shall be the sole obligation of such Selling or Tag-along Member), in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-along Member in connection with the Tag-along Sale.

(f)   *Cooperation*. Each Tag-along Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to 4.6(e)(ii).

(g)   *Expenses*. The fees and expenses of the Selling Member incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Members (it being understood that costs incurred by or on behalf of a Selling Member for its sole benefit will not be considered to be for the benefit of all Tag-along Members), to the extent not paid or reimbursed by the Company or the proposed Transferee, shall be shared by the Selling Member and all the participating Tag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Tag-along Member shall be obligated to make any out-ofpocket expenditure prior to the consummation of the Tag-along Sale.

(h)   *Consummation of Sale*. The Selling Member shall have sixty (60) days following the expiration of the Tag-along Period in which to consummate the Tag-along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-along Sale Notice (which 60-day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals and consents from any Government Authority). If at the end of such period the Selling Member has not completed the Tag-along Sale, the Selling Member may not then effect a Transfer subject to this Section 4.6, without again fully complying with the provisions hereof.

(i)   *Transfers in Violation of Tag-along Right*. If the Selling Member sells or otherwise Transfers any Units in breach of this Section 4.6, then each Tag-along member shall have the right to sell to the Selling Member, and the Selling Member undertakes to purchase from each Tag-along Member, the amount of Units that such Tag-along Member would have had the right to sell pursuant to the Section 4.6, for a price and upon the terms and conditions on which the Selling Member sold Units to the proposed Transferee, but without indemnity being granted by any Tag-along Member to the Selling Member, *provided* that the foregoing shall not preclude any Member from seeking alternative remedies against such Selling Member as a result of its breach of this Section 4.6. The Selling Member shall also reimburse each Tag-along Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Member's rights under this Section 4.6(i).

4.7 *Substitute Member*. Any Transferee acquiring Units from a Member in connection with a Transfer permitted under Section 4.3 shall become a Member when the requirements of Section 4.2 are satisfied and such Transferee becomes listed as a Member on Schedule I pursuant to an amendment thereof. Any Transferee acquiring Units from an Assignee may become a Member only upon unanimous approval of all Members and upon further satisfying the requirements of Section 4.2 and becoming listed as a Member on Schedule I pursuant to an amendment thereof. Any Transferee acquiring Units who does not become a Member will be an Assignee of those Units and will have only the limited rights associated with those Units set forth under Section 3.5.


ARTICLE 5

CAPITAL CONTRIBUTIONS; LOANS; CAPITAL ACCOUNTS


5.1 *Initial Capital Contributions.* Contemporaneously with his execution of this Agreement, the Initial Member has made an Initial Capital Contribution in the amounts and in exchange for the Units set forth opposite such Member's name on Schedule I. Each new Member to be admitted in connection with the issuance of additional Units, will make an Initial Capital Contribution as determined by the Members and, upon such new Member's compliance with Section 3.2, the Managing Member shall update Schedule I accordingly.

5.2 *Additional Capital Contributions; Loans.* Except as provided in Section 5.1, no Member shall be obligated to make any additional Capital Contributions to the Company. Any Member may make additional Capital Contributions only with the unanimous consent of all Members. To the extent that a Member makes an additional Capital Contribution, the Managing Member shall amend Schedule I to reflect the same and the effect of such additional Capital Contributions on the Members' respective Capital Accounts and respective Percentage Interests. Any Member shall be permitted, but not required, to make loans to the Company with the consent of the Managing Member or of a Majority in Interest of the Members, upon commercially reasonable terms and conditions acceptable to the Managing Member and the Member making the loan. Loans by any Member to the Company shall not be considered a Capital Contribution and shall not affect such Member's Capital Account, except to the extent provided in Section 5.4(a)(i).

5.3 *Return of Capital Contributions.* No Member may demand or receive the return of his Capital Contributions, in whole or in part, or any other distribution from the Company before the dissolution and winding up of the Company, and no Member will have any priority over any other Member, either for the return of Capital Contributions or, except as provided otherwise in this Agreement, for any distributions of cash or other property from, or any allocation of Profits or Losses (or any items included in the computation thereof) of, the Company. No Member may compel a liquidation of his Membership Interest or receive property from the Company other than cash under any circumstances requiring a return of his Capital Contributions.

5.4 *Capital Accounts.*

(a) Creation and Maintenance of Capital Accounts. The Company will establish and maintain a separate account for each Member and Assignee (a **"Capital Account"**), and each such Capital Account shall be determined and maintained in accordance with Treas. Reg. § 1.704-1(b)(2)(iv). In general, each Member's and Assignee's Capital Account shall be:

(i) increased by the amount of: such Member's or Assignee's Capital Contributions, including such Member's or Assignee's Initial Capital Contribution and any additional Capital Contributions, Profits allocated to such Member or Assignee, and liabilities of the Company assumed by such Member

or Assignee or which are secured by any property distributed to such Member or Assignee; and

(ii) decreased by the amount of: cash or the Book Value of any property distributed to such Member or Assignee, Losses or other items of loss or deduction allocated to such Member or Assignee, and any liabilities of such Member or Assignee assumed by the Company or that are secured by any property contributed by such Member or Assignee to the Company.

(b) Succession Upon Transfer. Upon a Transfer of Units, the Transferee will succeed to that portion of the Transferor's Capital Account that is attributable to the Units acquired by the Transferee, determined under Treas. Reg. § 1.704-1(b)(2)(iv)(l), but no Transfer of Units, in whole or in part, will relieve the Transferor of any obligation to the Company, including any obligation to make Capital Contributions to the Company.

(c) Compliance with Regulations. The Members intend for this Section and the other provisions of this Agreement relating to the maintenance of Capital Accounts to comply with Treas. Reg. § 1.704-1(b), and such provisions will be interpreted and applied in a manner consistent with such Treasury Regulations.

5.5 *No Interest.* No Member may receive interest on his Capital Contributions or his Capital Account, and the Company will not pay or accrue such interest.

ARTICLE 6
DISTRIBUTIONS; PROFIT AND LOSS ALLOCATIONS

6.1 *Distributions.* The Company will make distributions of available cash to Members and Assignees at such time or times as the Managing Member determines in his sole discretion. Each distribution, regardless of the source or character of the assets to be distributed, will be made to Members and Assignees of record on the record date established by the Managing Member or, absent any such record date, to Members and Assignees of record on the date of the distribution. Except for distributions under Section 10.2(b)(iv)(B), such distributions will be made to Members and Assignees as follows:

(a) First, to the Members with a balance in their Priority Return Base as of the applicable record or distribution date pro rata based on their respective Percentage Interests, until each such Member's Priority Return Base is reduced to zero (0) by virtue of distributions under this Section 6.1(a); and

(b) Second, pro rata to all Members and Assignees based on their respective Percentage Interests on the applicable record or distribution date.

6.2 *Allocations of Profits and Losses.* For each Fiscal Year, after giving effect to the allocations set forth in Section 6.3, Company Profits and Losses (and all items in the computation thereof) shall be allocated among the Members and Assignees in a manner such that, immediately after making such allocations, the Capital Account balance of each Member or Assignee is, as nearly as possible, equal to: (a) the amount that would be distributed to such Member or Assignee pursuant to 10.2(b)(iv) if the Company were dissolved, its affairs wound up and its assets sold for

cash equal to their respective Book Values, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with 10.2(b)(iv) to the Members immediately after making such allocations, minus (b) such Member's or Assignee's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

6.3   *Regulatory and Special Allocations*. Notwithstanding the provisions of Section 6.2, the following provisions shall apply:

(a) *Minimum Gain Chargeback*. If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member and Assignee shall be specially allocated items of income or gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's and Assignee's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.3(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.*Member Minimum Gain Chargeback*. Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member or Assignee that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Profits for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's or Assignee's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.3(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   *Nonrecourse Deductions*. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Members and Assignees in accordance with their respective Percentage Interests.

(d)   *Qualified Income Offset*. In the event that any Member or Assignee unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be specially allocated to such Member or Assignee in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 6.3(b) is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)   *Curative Allocations*. The allocations set forth in paragraphs (a), (b), (c) and (d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article 6 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Profits and Losses among Members so that, to the extent possible, the net amount of such allocations of Profits and Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

6.4 *Tax Allocations*.

(a)   Subject to Sections 6.4(b), 6.4(c), and 6.4(d), the income, gains, losses, deductions and expenses of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and expenses among the Members for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable Law, the Company's subsequent income, gains, losses, deductions and expenses shall be allocated among the Members for tax purposes to the extent permitted by the Code and other applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, deduction and expense with respect to any property contributed as a Capital Contribution to the Company shall, solely for tax purposes, be allocated among the Members and Assignees so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of contribution under any allocation method permitted under Treasury Regulation Section 1.704-3, as determined by the Members.

(c)   If the Book Value of any Company asset is adjusted pursuant to the terms of this Agreement, subsequent allocations of items of taxable income, gain, loss, deduction and expense with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members and Assignees according to their interests in such items as determined by the Managing Member taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

Allocations pursuant to this Section 6.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's or Assignee's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provisions of this Agreement.

ARTICLE 7

MANAGEMENT

7.1 *Management by Managing Member*. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of one or more Members appointed by a Majority in Interest of the Members from time to time (the **"Managing Member"**). In addition to the powers granted under the Act and to all other powers granted under this Agreement, the Managing Member, subject to Section 7.2, shall have full power and authority to do all things on such terms as he deems necessary or appropriate to conduct the Company's business and affairs and to carry out the Company's objectives and purposes. The Managing Member will not be obligated to devote all of his time or business efforts to the Company's affairs and each Managing Member shall devote to the Company whatever time, effort, and skill he deems appropriate for the operation of the Company.

7.2 *Actions Requiring Approval of Members*. Notwithstanding any provision of this Agreement to the contrary, the Managing Member has no power or authority to take or agree to take (and he will not permit the Company to take or agree to take) any of the following actions without the prior written consent of at least a Majority in Interest of the Members entitled to vote:

(i)   issue new Company Securities or admit additional Members to the Company;

(ii)   approve or enter into any merger, consolidation, amalgamation, recapitalization, or other form of business combination involving the Company or any conversion of the Company to another type of business entity;

(iii)   sell, divest, or lease all or substantially all of the Company's assets, in any single transaction or series of related transactions;

(iv)   purchase, lease, or otherwise acquire any asset, or group of assets, or contract for any service, or group of services, other than in the ordinary course of business of the Company;

(v)   borrow money or incur indebtedness or other liabilities on behalf of the Company, or execute any mortgage, bond or deed of trust, or become endorser of surety for any person, or knowingly cause or suffer to be done anything whereby Company property may be seized, attached or taken on execution on behalf of the Company, in an amount equal to or in excess of One Hundred Fifty Thousand ($150,000) in a single transaction or series of related transactions.

(vi)   purchase or otherwise acquire an Equity Interest of any other Person;

(vii)   lend Company funds to any Person or extend any Person credit on behalf of the Company;

(viii) confess a judgment against the Company, or settle or adjust any claims against the Company, or commence, negotiate, or settle any legal actions or Proceedings brought by the Company;

(ix)   dissolve the Company;

(x)   do any act that would make it impossible to carry on the Company's business;

(xi)   adopt any amendment to the Articles or this Agreement;

(xii)   engage in any activities not contemplated by this Agreement or which are outside the ordinary course of business of the Company, including engaging in a business or activity not described in Section 2.5; or

(xiii)   enter into, or approve the entry into, any Contract to do any of the foregoing actions described in this subsection.

7.3 *Number, Term, and Qualifications.* Company shall initially have one Managing Member who shall be the Initial Member. The number of Managing Members may be increased from time to time by a Majority in Interest of the Members. The Managing Member shall hold office until his successor has been duly appointed and qualified or until his earlier death, disability, resignation or removal. The Managing Member must be a Member but need not be an individual or resident of the State of Tennessee.

7.4 *Resignation and Removal.*

(a)   The Managing Member may resign by delivering 90 days' advance written notice thereof to the Members. The acceptance of the Managing Member's resignation will not be necessary to make it effective unless expressly so provided in the resignation.

(b)   A Majority in Interest of the Members other than the Managing Member may remove a Managing Member by written notice to the Managing Member for or upon (i) the Managing Member's continued and willful failure to perform substantially his duties with the Company (other than any such failure resulting from incapacity due to physical or mental injury or illness), (ii) the commission of a felony or an act of fraud, embezzlement, theft, or other material dishonesty by the Managing Member, (iii) any willful act or omission by the Managing Member which is demonstrably and materially injurious to the Company, or (iv) the violation of any restrictive covenants contained in any material agreement between the Managing Member and the Company.

(c)   A Managing Member's resignation or removal will not affect his rights as a Member and will not constitute his withdrawal as a Member.

(d) Upon a Managing Member's resignation or removal under this Section, a Majority in Interest of the other Members shall appoint another Member to be the successor Managing Member, who shall have all of the rights, duties, and obligations of the Managing Member hereunder.

7.5 *Action by Managing Members.* If there is more than one Managing Member serving, all decisions requiring action of the Managing Members or relating to the business or affairs of the

Company shall be decided by the affirmative vote or consent of a majority of the Managing Members.

(a) On any matter that is to be voted on by Managing Members, a Managing Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or *as otherwise permitted by* applicable Law. Every proxy shall be revocable in the discretion of the Managing Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(b) Any action of the Managing Members may be taken without a meeting if at least a majority of the Managing Members consent to voting on such action without a meeting, provided that prior written consent of such action is provided to all Managing Members at least one (1) Business Day prior to the taking of such action. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State.

7.6 *Officers*. The Managing Member may appoint individuals to serve as officers of the Company (the "**Officers**") as the Managing Member deems necessary or desirable to carry on the business of the Company and the Managing Member may delegate to such Officers such power and authority the Managing Member deems advisable. An Officer does not need to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Managing Member or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Managing Member. Any Officer may be removed by the Managing Member with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Managing Member.

ARTICLE 8
EXCULPATION AND INDEMNIFICATION

8.1 *Exculpation*. To the fullest extent permitted by law, no Managing Member will be liable to the Company or any Member for monetary damages arising from any actions taken, or actions failed to be taken, in his capacity as a Managing Member.

8.2 *Right to Indemnification*. Subject to the limitations and conditions of this Article and to the fullest extent permitted by law, each Person who was, is, or is threatened to be made a party to or is involved in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (a "**Proceeding**"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, because he is or was a Managing Member or such Person, or a Person of whom he is the legal representative, is, was, or has agreed to become a Managing Member or is or was serving or has agreed to serve at the request of the Company as a member, Managing Member, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, whether the basis of such Proceeding is alleged action in an official capacity as a Managing Member or in any other capacity while serving or having agreed to serve as a Managing Member, will be indemnified and held harmless by the Company against all expense, liability, and loss (including judgments, penalties, excise and similar taxes, punitive damages, fines, amounts paid in settlement or to be paid in settlement, and attorneys' fees) incurred or suffered by such Person for such Proceeding, and indemnification under this Article will continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder and will inure to the benefit of such Person's Personal Representatives. Notwithstanding anything to the contrary in this Section, no Person will be entitled to indemnification hereunder (i) if he did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, in the case of any criminal Proceeding, had reasonable cause to believe his conduct was unlawful, or (ii) to the extent any such expense, liability or loss for which he is seeking indemnification under this Section arises out of or results from his fraud, unlawful behavior, gross negligence or willful misconduct.

8.3 *Advance Payment*. The right to indemnification under this Article includes the right to be paid or reimbursed by the Company the reasonable expenses of the type entitled to be indemnified under Section 8.2 incurred by a Person who was, is, or is threatened to be made a named defendant or respondent in a Proceeding before the final disposition of the Proceeding and with no determination on the Person's ultimate entitlement to indemnification; *provided, however*, that the payment of such expenses before the final disposition of a Proceeding will be made only upon delivery to the Company of a written affirmation by such Person of his good faith belief that he has met the standard of conduct for indemnification under this Article and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it will ultimately be determined that he is not entitled to be indemnified under this Article or otherwise.

8.4 *Savings Clause*. If a court of competent jurisdiction invalidates this Article or any portion hereof for any reason, the Company will indemnify and hold harmless each Person indemnified under this Article for costs, charges, expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement regarding any Proceeding to the fullest extent permitted by any portion of this Article that is not invalidated and to the fullest extent permitted by law.

8.5 *Survival*. Notwithstanding anything to the contrary in this Agreement, this Article will survive the termination of this Agreement and the dissolution of the Company.

ARTICLE 9
FISCAL AND TAX MATTERS

9.1 *Maintenance of Books and Records*. The Company will keep at its principal office (i) complete and accurate books and records in which correct and complete entries will be made of all dealings and transactions relating to the Company's business and activities, and (ii) such other records as the Act may require the Company to provide for inspection by Members and their representatives.

9.2 *Bank Accounts*. The Managing Member will establish or cause there to be established one or more separate bank accounts for the Company, which will be maintained in the Company's name with financial institutions and firms approved by the Managing Member. All Company funds will be the Company's separate property, will not be commingled with any other Person's funds, and will be withdrawn only upon such signature or signatures as the Managing Member may designate in writing from time to time.

9.3 *Fiscal Year*. The Company's Fiscal Year will end on December 31 of each year. The Company will have the same Fiscal Year for income tax, financial, and accounting purposes.

9.4 *Reports to Members*. The Company will furnish to Members such reports and financial and other information concerning the Company and its business at such times, in such form, and in such manner as the Managing Member deems reasonable.

9.5 *Tax Returns*. The Company will prepare and file timely all federal, state, and local tax returns it is required by Law to file. Each Member will furnish to the Company all pertinent information in his possession relating to the Company's operations that is necessary for the Company's tax returns to be prepared and filed timely. The Company will deliver to each Member as soon as available, but not more than 90 days after the end of each Fiscal Year, such Member's Schedule K-1 and such additional information as the Members may require to reflect the Company's operations for such Fiscal Year in filing their individual tax returns. The Company will pay all costs of preparing and filing its tax returns.

9.6 *Tax Status*. The Company will be classified as a partnership for U.S. federal income tax purposes. Neither the Company nor any Member will make an election for the Company to be excluded from subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law or to be classified as other than a partnership under Treas. Reg. § 301.7701-3.

9.7 *Tax Elections*. The Company will make any election the Managing Member deems appropriate and in the best interests of the Members on the appropriate forms or tax returns, including elections to adopt the calendar year as the Company's Fiscal Year and, upon request from any Member, to adjust the basis of Company property under Code Section 754 if the Company distributes property as described in Code Section 734 or if a transfer of Membership Interests occurs as described in Code Section 743.

9.8 *Tax Matters Member*. The Initial Member will be the Tax Matters Member until the Members appoint another Member to serve as the Tax Matters Member or until the Initial Member's earlier death, disability, resignation or removal as the Tax Matters Member. The Tax Matters Member will have the power and authority to manage and control, on behalf of the Company, any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction, or credit for U.S. federal income tax purposes. The Tax Matters Member will inform each other Member of all significant matters that may come to his attention in his capacity as Tax Matters Member by giving prompt notice thereof after becoming aware of such matters and will forward to each other Member copies of all significant written communications he may receive in that capacity. The Company will pay any reasonable cost or expense incurred by the Tax Matters Member in performing his duties, including the preparation for or pursuit of administrative or judicial proceedings, upon presentation of appropriate documentation therefor.

ARTICLE 10
DISSOLUTION, WINDING UP, AND TERMINATION 10.1 *Dissolution*.

(a) The Company will dissolve, wind up its affairs, and liquidate upon the occurrence of any of the following events (each, a **"Dissolution Event"**):

(i) an event that makes continuation of all or substantially all of the Company's business unlawful, which is not cured within 90 days after the Company's receipt of notice of the event;

(ii) the affirmative vote or written consent of a Majority in Interest of the Members to dissolve the Company;

(iii)the expiration of 120 days after the assignment, sale, transfer, or other disposition of all or substantially all of the Company's assets, properties, and business;

(iv)an event that results in there being no Members if, within 90 days after such event, the last remaining Member's Personal Representative does not agree in writing to continue the Company and to the admission of such Personal Representative or its nominee or designee to the Company as a Member, effective as of the event that terminated the continued membership of the last remaining Member; or

(v) the entry of a final decree of judicial dissolution of the Company under § 48-249-617 of the Act.

(b) Except as otherwise provided in this Section, to the maximum extent permitted by the Act, the death, withdrawal, expulsion, Bankruptcy, or dissolution of a Member will not constitute a Dissolution Event and, notwithstanding any such event or circumstance, the Company and its business will continue without dissolution.

10.2 *Winding Up; Liquidation*. (a) The Managing Member will proceed diligently to wind up the Company's affairs and make final distributions under this Section and the Act upon the occurrence of a Dissolution Event. The costs of winding up will be a Company expense.

(b) The Managing Member will wind up the business and affairs, and liquidate the assets, of the Company after a Dissolution Event as follows:

(i) *First*, promptly after winding up of the Company's business and affairs, the Managing Member will cause a recognized firm of certified public accountants to make a proper accounting of the Company's assets, liabilities, and operations;

(ii) *Second*, the Managing Member may sell any or all Company property to one or more Persons, including Members, and any Profits or Losses resulting from each sale will be computed and allocated to the Capital Accounts under Section 5.4;

(iii)*Third*, the Managing Member will pay, satisfy, or discharge from Company funds all of the Company's debts, liabilities, and obligations (including all expenses of dissolution and winding up and any Member loan under Section 5.2) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the Managing Member deems reasonable); and

(iv) *Thereafter*, the Managing Member will distribute the Company's all remaining Company assets will be distributed among the Members and Assignees in the same manner as distributions are made under 6.1, and such liquidating distributions will be made by the end of the Company's taxable year during which the liquidation occurs (or, if later, 90 days after the date of the liquidation).

(c)   All distributions in kind to Members or Assignees will be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred by the Company or for which the Company has committed before the date of termination, and those costs, expenses, and liabilities will be allocated to the distributee under this Section. Any property to be distributed in kind to Members or Assignees will be valued at its fair market value.

10.3 *Return of Contributions Nonrecourse to Members.* Except as otherwise provided by the Act or other applicable Law, upon the dissolution and termination of the Company, each Member will look only to the Company's assets for the return of his Capital Contributions, and if the Company's assets remaining after satisfaction (whether by payment or reasonable provision for payment) of the Company's debts, liabilities, obligations, and expenses cannot return the Capital Contributions of all Members, the Members will have no recourse against the Company, the Managing Member, or any other Member except as otherwise provided by Law.

10.4 *Deficit Capital Accounts.* Except as my be required by the Act or this Agreement, no Member or Assignee has an obligation to restore all or any portion of any deficit balance that may exist from time to time in the Member's or Assignee's Capital Account.

10.5 *Termination.* Once the Company has distributed its assets under Section 10.2, the Managing Member will file Articles of Termination on behalf of the Company with the Secretary of State and take such other actions as may be necessary to terminate the Company's existence. Upon the effectiveness of the Articles of Termination, the Company's existence will cease except as may be otherwise provided by the Act or other applicable Law.

ARTICLE 11
MISCELLANEOUS

11.1 *Offset.* The Company may deduct any amount a Member or Assignee, in his capacity as such, owes the Company before paying any sum authorized or required by this Agreement to that Member or Assignee.

11.2 *Notices.* (a) All notices and other communications provided for or required to be given hereunder must be in writing and will be deemed duly given if personally delivered, telecopied, or emailed and (in each case) confirmed, or mailed postage prepaid by certified mail with return receipt requested, or sent by nationally recognized overnight delivery service with proof of receipt maintained, to the following addresses (or any other address that any party hereto may designate by written notice to the other parties under this Section):

    (i) if to the Company, to the Managing Member at the Company's

principal office; and

    (ii) if to a Member, to his address on <u>Schedule I</u>.

  (b)   Any such notice or other communication will be deemed received: (i) upon delivery if delivered personally; (ii) on the day of confirmation if delivered by telecopy or email; (iii) the first Business Day after being sent if delivered by nationally recognized overnight delivery service; and (iv) on the earlier of actual receipt thereof or three Business Days after deposit in the United States mail with postage prepaid if delivered by mail. Rejection or refusal to accept, or the inability to deliver because of a changed address of which no notice was given under this Section, will not affect the validity of notice given in accordance with this Section.

  11.3 *Entire Agreement*. This Agreement embodies the entire understanding and agreement of the Members regarding the subject matter hereof and supersedes all prior agreements and understandings, oral or written, and any contemporaneous oral agreements and understandings between or among the Members relating to such subject matter.

  11.4 *Waivers*. Any waivers of terms or conditions hereunder will be valid only if made in a written instrument signed by the party to be bound thereby. No course of conduct or failure or delay in enforcing this Agreement will affect the validity, binding effect, or enforceability hereof or operate as a waiver of any right, power, or privilege hereunder, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise thereof or the exercise of any other right, power, or privilege hereunder.

  11.5 *Amendment*. Neither this Agreement nor the Articles may be amended, modified, supplemented, or restated, nor may any provision of this Agreement or the Articles be waived, without the prior written consent of a Majority in Interest of the Members, but (i) this Agreement will be deemed amended automatically from time to time under Section 2.8 without further consent of any Member or other Person, and (ii) no provision of this Agreement requiring action to be taken by other than a Majority in Interest of the Members may be amended unless Members holding such other percentage of votes entitled to be cast consent to such amendment. Each Member agrees any amendment or waiver made under this Section will bind each Member and the Company, regardless of whether such Member consented to such amendment or waiver.

  11.6 <u>*Governing Law*</u>. This Agreement and the parties' rights and obligations hereunder will be governed by and enforced under the internal laws of the State of Tennessee, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Tennessee.

  11.7 *Parties in Interest*. This Agreement will bind and inure to the benefit of the Company, the parties hereto, and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended or will be construed to give any Person other than the parties hereto and their respective successors and assigns any legal or equitable right, remedy, or claim under, in, or regarding this Agreement or any provision herein.

11.8 *Severability.* If a court of competent jurisdiction holds any provision of this Agreement illegal, invalid, or unenforceable, that provision will be fully severable; this Agreement will be construed and enforced as if the illegal, invalid, or unenforceable provision had never been a part hereof; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

11.9 *Cumulative Rights and Remedies.* Unless stated to be exclusive, no remedy hereunder will be deemed exclusive of any other remedy hereunder or any other remedy now or hereafter available at law or in equity. All remedies hereunder, and all remedies now or hereafter available at law or in equity, will be deemed cumulative and not alternative, and may be enforced concurrently or successively. Exercising (or failing to exercise) one or more remedies will not operate as a waiver of, or constitute a bar to, exercising any other remedies.

11.10 *Waiver of Jury Trial.* EACH PARTY KNOWINGLY, VOLUNTARILY, AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

11.11 *Further Assurances.* The Company and the Members will execute, acknowledge, and deliver all such future certificates, amendments, instruments, and documents and take such other and further action as may be reasonably necessary or appropriate to carry out this Agreement and the parties' intention as expressed herein.

11.12 *Indemnification.* To the fullest extent permitted by Law, each Member will indemnify the Company and the other Members and hold them harmless against all losses, costs, liabilities, damages, and expenses (including costs of suit and reasonable attorneys' fees) asserted against or incurred, suffered, or sustained by any of them because of any breach of this Agreement by that Member.

11.13 *No Right to Partition.* The Members knowingly, voluntarily, and irrevocably renounce, waive, and forfeit all rights they may have at any time to seek, bring, or maintain any Proceeding for partition of any asset of the Company, regardless of the manner in which title to such property may be held.

11.14 *Specific Performance.* Each Member (i) acknowledges the remedies at law for his breach or threatened breach of this Agreement would be inadequate; (ii) agrees that, in the event of his breach or threatened breach of this Agreement, in addition to any remedies at law, the Company or any other Member, without posting any bond, may obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction, or any other equitable remedy which may then be available; and (iii) waives any defenses to any Proceeding under clause (ii), including the defenses of failure of consideration, breach of any other provision herein, and availability of relief in damages.

11.15 *Adjustments for Unit Splits.* Wherever there is a reference in this Agreement to a specific number of Units of any class or series of Units, or a price per Unit, or consideration received in respect of such Unit, then, upon the occurrence of any subdivision, combination, or distribution of such class or series of Units, the specific number of Units or the price so referenced will automatically be proportionally adjusted to reflect the effect on the outstanding Units of such class or series of Units by such subdivision, combination, or distribution.

11.16 *Counterparts; Facsimile Signatures*. This Agreement and any modification or amendment hereof may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, but all of which together will constitute the same instrument, and will become effective when one or more counterparts hereof or thereof have been signed by each party hereto or thereto. Delivery of an executed counterpart signature page of this Agreement or any modification or amendment hereof by facsimile or transmitted electronically in a Tagged Image File Format ("TIFF"), Portable Document Format ("PDF"), or other electronic format sent by electronic mail will be effective as delivery of a manually executed counterpart hereof or thereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the   and the Company have signed this
Agreement as of the Effective Date.

THE COMPANY:

KALiIN

By:_____//Richard Grover//_____
        Richard Grover,

INITIAL MEMBER:

_____

Richard Grover

FORM OF ADDENDUM

This Addendum is made as of the date set forth below by the undersigned (the "**Joining Party**") under the Operating Agreement of KALIIN, LLC, a Tennessee limited liability company (the "**Company**"), dated as of February 14, 2017 (as modified, amended, supplemented, restated, or amended and restated from time to time, the "**LLC Agreement**"), between the Company and Richard Grover and the other Persons listed on the signature pages thereto. Capitalized words and phrases used but not defined in this Addendum have the meanings given in the LLC Agreement.

By signing this Addendum, the Joining Party acknowledges, agrees, and confirms that:

(1)   he has received a copy of, and has read and understands, the LLC Agreement;

(2)   on the date set forth below, he will become a party to the LLC Agreement and will be bound by, and subject to, all of the terms and conditions of the LLC Agreement as if he had signed the LLC Agreement as an original party thereto;

(3)   this Addendum is an "Addendum" as described under Section 3.2 of the LLC Agreement; and

(4)   he represents and warrants the matters in Section 3.12 of the LLC Agreement to the Company and the other Members as if such representations and warranties were contained in this Addendum.

Date: March 01, 2017

Name of Joining Party:
Phyllis Ho

Signature of Joining Party:

Address for notices under Section 11.2 of the LLC Agreement:

9A, Block 9,
Charming Garden
Mong Kok, Kowloon
Hong Kong

Schedule I

MEMBERS OF KALIIN, LLC

As of February 14, 2017

Member	Capital Contribution	Number of Units	Percentage Interest
VaranIDEA Suite 300 5865 Ridgeway Center Parkway Memphis, TN 38002	$475,000.00	1000	100.00%
Total	$475,000.00	1000	100.00%

As of May 31, 2017

Member	Capital Contribution	Number of Units	Percentage Interest
VaranIDEA Suite 300 5865 Ridgeway Center Parkway Memphis, TN 38002	$475,000.00	980	98.00%
Phyllis Ho 9A, Block 9, Charming Garden Mong Kok, Kowloon Hong Kong...	$50,000.00	10	1.00%
Francis Yip Tower 1, 15B, Providence Peak 8 Fo Chun Road, Tai Po Hong Kong..	$50,000.00	10	1.00%
Total	$575,000.00	1000	100.00%